Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

Via EDGAR

December 6, 2018

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Amendment 1 to Registration Statement on Form S-1

Filed October 22, 2018

File No. 333-227270

Dear Mr. Anderegg:

I write on behalf of Mary Jane’s Vape & Smoke Shop, Inc., (the “Company”) in response to Staff’s letter of November 6, 2018, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed October 22, 2018 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment 1 to Registration Statement on Form S-1

Risk Factors, page 8

1. We note your response to comment 1 and your revised disclosure on pages 15 and 33 that you could be "affected by laws related to cannabis and marijuana." Please balance your disclosure by further discussing in your Risk Factor section, as you do on page 33, these potential applicable laws and risks, including possible law enforcement consequences under federal and state law.

In response to this comment, the Company further disclosed the applicable laws and risks to balance its disclosures and to discuss possible law enforcement action and other negative consequences in selling hemp oil products.

Selling Security Holders

Table of Selling Shareholders, page 22

2. We reviewed the revisions to your disclosure in response to our comment 21. It appears that the conversion and private placement shares presented at the bottom of page 22 still does not agree with the conversion shares of 14,644,167 presented in statement of equity on page F-5 and in Note 3 on page F-9. Please revise the inconsistency in your disclosure of the conversion and private placement shares presented on page 22 to agree with the conversion shares presented on pages F-5 and F-9.

In response to this comment, the conversion shares and private placement shares now match with the equity statement.

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Dilution, page 27

3. We reviewed the revisions to your disclosure in response to our comment 7; however, we are still unable to calculate "Book Value per Share". As previously requested, please (i) explain in detail what "Book Value per Share" at the bottom of page 27 represents; (ii) explain how you calculated it; and (iii) please also explain its relationship to dilution and its relevance to an investor in this offering.

In response to this comment, the Company updated the Dilution section.

Management’s Discussion of Financial Condition and Results of Operation

Results of Operations for the Year Ended December 31, 2017 and Six Months Ended June 30,

2018 and 2017, page 37

4. We reviewed the revisions to your disclosure in response to our comment 10. Please expand your discussion and analysis to provide additional detail addressing the reasons for the increase and decrease in cost of revenues relative to revenues for the periods presented. Please also discuss the decrease in gross profit as a percentage of sales for the periods presented. Refer to Item 303(a)(3) of Regulation S-K.

In response to this comment, the Company provided discussion and analysis provided for the period ending September 30, 2018 along with an expanded MD&A discussion.

Financial Statements, page F-2

5. Please note the updating requirements of Rule 8-08 of Regulation S-X.

In response to this comment, the Company has included the financial statements for the nine months ended September 30, 2018 and 2017.

Note 5 - Income Taxes, page F-9

6. We reviewed the revisions to your disclosure in response to our comment 22. You state in your reponse that you disclosed the amount and expiration of operating losses at June 30, 2018 and noted there was no tax impact from the corporate conversion, and that you also included the rationale for fully allowing for the deferred tax. We are unable to locate such disclosure in Note 5 or elsewhere in the preliminary prospectus; therefore, we reissue our comment. In that regard, please disclose the expiration dates associated with net operating losses per ASC 740-10-50-3. Please tell us whether you recognized any deferred tax items that arose as a result of the conversion due to book-tax differences, and whether you recorded a valuation allowance for any deferred tax assets that arose as a result of the change in tax status of the entity. If so, please also include the basis for management´s determination during the interim period that it is more likely than not that such deferred tax assets will not be realized. Refer to ASC 740-10-50-9g.

In response to this comment, deferred tax assets recognized - current and long term portion; notes revised.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Moses Campbell

Moses Campbell

Enclosures:

Acknowledgment by the Company

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Mary Jane’s Vape & Smoke Shop, Inc.

302 West Victory Dr.

Savannah GA 31405

Via EDGAR

December 6, 2018

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Scott Anderegg

Re: Mary Jane’s Vape & Smoke Shop, Inc.

Registration Statement on Form S-1

Filed September 10, 2018

File No. 333-227270

Dear Mr. Anderegg

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 6, 2018 by the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Moses Campbell

Moses Campbell

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